FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003 (July 2, 2003)

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Surry Hills, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes     ☒     No     ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-04962, 333-06324, 333-06896, 333-07466, 333-08246, 333-10338, 333-10624, 333-12878, 333-13556, 333-51434, 333-8926 and 333-105853 filed by the Registrant under the Securities Act of 1933.

Annexed hereto are (i) The News Corporation Limited and Subsidiaries (“News Corporation”) Unaudited Consolidated Condensed Financial Statements for the six months ended December 31, 2002 and 2001 presented on the basis of accounting principles generally accepted in the United States (“US-GAAP”); (ii) the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations on the basis of US-GAAP; (iii) the Supplemental Condensed Combining Financial Statements of guarantors of certain public indebtedness of News Corporation for the fiscal years ending June 30, 2002, 2001 and 2000 and the six months ended December 31, 2002 and 2001, presented in accordance with both accounting principles generally accepted in Australia (“A-GAAP”) and US-GAAP (such Supplemental Condensed Combining Financial Statements of News Corporation should be read in conjunction with the Consolidated Financial Statements of News Corporation set forth in News Corporation’s Annual Report on Form 20-F for the fiscal year ended June 30, 2002); and (iv) the Unaudited Consolidated Condensed Financial Statements of Fox Entertainment Group, Inc. (“FEG”) for the six months ended December 31, 2002 and 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: July 2, 2003	By:	/S/ ARTHUR M. SISKIND

Arthur M. Siskind Director

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EXHIBIT INDEX

Exhibit Sequential		Page No. in Numbering System

A.	News Corporation Unaudited Consolidated Condensed Financial Statements for the Six Months Ended December 31, 2002 and 2001 Presented in accordance with US-GAAP.	4

B.	Management’s Discussion and Analysis of Financial Condition and Results of Operations in accordance with US-GAAP.	25

C.	Supplemental Condensed Combining Financial Statements of the guarantors of certain public indebtedness of News America Incorporated for the fiscal years ended June 30, 2002, 2001 and 2000 and the six months ended December 31, 2002 and 2001 presented in accordance with both A-GAAP and US-GAAP.	41

D.	Unaudited Consolidated Condensed Financial Statements of FEG for the Six Months Ended December 31, 2002 and 2001.	51

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